Exhibit 99.1

JD to Acquire Controlling Interest in Kuayue Express

Beijing, China — August 13, 2020—JD.com, Inc. (the “Company”) (NASDAQ: JD; HKEX: 9618), China’s leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider, today announced that it has entered into a definitive agreement under which Jingdong Express Group Corporation (“JD Logistics”), a subsidiary of the Company, will acquire a controlling interest in Kuayue-Express Group Co., LTD. (“Kuayue Express”), a renowned modern integrated express transportation enterprise specializing in “limited-time express service” in China, for a total consideration of RMB3 billion through a combination of acquiring existing shares and subscribing for newly issued shares of Kuayue Express, subject to customary closing conditions. The Company expects to close this transaction in the third quarter of 2020.

“We are pleased to collaborate with Kuayue Express to provide customers with the best services available,” said Zhenhui Wang, CEO of JD Logistics. “Kuayue Express is a reliable delivery services provider and industry leader in express courier services with innovative technology and advanced operations. Collaborating with Kuayue Express advances our integrated supply chain management, technology initiatives and service expansion to third party merchants. We will leverage our respective advantages and the synergy the collaboration creates to enhance the client experience and increase overall supply chain efficiency for JD and society at large.”

About JD.com

JD.com is a leading technology driven e-commerce company transforming to become a leading supply chain-based technology and service provider. The Company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The Company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the description of the proposed offering in this announcement contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

+86 (10) 8911-6155

Press@JD.com